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Exhibit

Exhibit            Description

99.1	Announcement on 2017/03/01: To announce related materials on acquisition of machinery and equipment

99.2	Announcement on 2017/03/09: Represent subsidiary United Semiconductor (Xiamen) Co., Ltd.to announce related materials on acquisition of machinery and equipment

99.3	Announcement on 2017/03/10: Represent subsidiary United Semiconductor (Xiamen) Co., Ltd.to announce related materials on acquisition of machinery and equipment

99.4	Announcement on 2017/03/10: Represent subsidiary United Semiconductor (Xiamen) Co., Ltd.to announce related materials on acquisition of machinery and equipment

99.5	Announcement on 2017/03/11: To clarify news reported by Economic Daily News on March 11, 2017

99.6	Announcement on 2017/03/14: UMC will attend investor conferences on 2017/03/21

99.7	Announcement on 2017/03/16: Supplement to the unsecured straight corporate bond issuance authorized by the Board of Director resolution passed on October 26th, 2016

99.8	Announcement on 2017/03/21: To announce the approval of 28nm technology transfer to the Company’s subsidiary United Semiconductor (Xiamen) Co., Ltd.by MOEAIC

99.9 Announcement on 2017/03/08: February Revenue

99.10	Announcement on 2017/03/08: the trading and pledge of UMC common shares by directors, executive officers and 10% shareholders of UMC

Exhibit 99.1

To announce related materials on acquisition of machinery and equipment

1. Name and nature of the subject matter (e.g. land located at Sublot XX, Lot XX, North District, Taichung City): Machinery and equipment
2. Date of the occurrence of the event: 2016/05/04~2017/03/01
3. Transaction volume (e.g. XX square meters, equivalent to XX p’ing), unit price, total transaction price:
Transaction volume: one batch;
Average unit price: $522,430,800 NTD;
Total transaction price: $522,430,800 NTD
4. Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): ASM AMERICA INC.; non-related party transaction
5. Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition: Not applicable
6. Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: Not applicable
7. Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained): Not applicable
8. Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important stipulations: Base on purchase order payment term
9. The manner of deciding on this transaction (such as tender invitation, price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department:
Transaction: price negotiation;
The reference basis for the decision on price: market price;
The decision-making department: the Selection Meeting
10. Name of the professional appraisal institution and its appraisal amount: Not applicable
11. Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA: Not applicable
12. Is the appraisal report price a limited price or specific price? : Not applicable
13. Has an appraisal report not yet been obtained? : Not applicable
14. Reason for an appraisal report not been obtained: Not applicable
15. Broker and broker’s fee: None
16. Concrete purpose or use of the acquisition or disposal: For production
17. Do the directors have any objection to the present transaction? : Not applicable
18. Any other matters that need to be specified: None

Exhibit 99.2

Represent subsidiary United Semiconductor (Xiamen) Co., Ltd.to announce related materials on acquisition of machinery and equipment

1. Name and nature of the subject matter (e.g. land located at Sublot XX, Lot XX, North District, Taichung City): Machinery and equipment
2. Date of the occurrence of the event: 2016/10/20~2017/03/09
3. Transaction volume (e.g. XX square meters, equivalent to XX p’ing), unit price, total transaction price:
Transaction volume: one batch;
Average unit price: NT$820,713,013;
Total transaction price: NT$820,713,013
4. Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): TOKYO ELECTRON LIMITED; Non-related party transaction
5. Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition: Not applicable
6. Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: Not applicable
7. Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained): Not applicable
8. Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important stipulations: Base on purchase order payment term.
9. The manner of deciding on this transaction (such as tender invitation, price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department:
Transaction: price negotiation;
The reference basis for the decision on price: market price;
The decision-making department: the Selection Meeting
10. Name of the professional appraisal institution and its appraisal amount: Not applicable
11. Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA: Not applicable
12. Is the appraisal report price a limited price or specific price? : Not applicable
13. Has an appraisal report not yet been obtained? : Not applicable
14. Reason for an appraisal report not been obtained: Not applicable
15. Broker and broker’s fee: None
16. Concrete purpose or use of the acquisition or disposal: For production
17. Do the directors have any objection to the present transaction? : Not applicable
18. Any other matters that need to be specified: None

Exhibit 99.3

Represent subsidiary United Semiconductor (Xiamen) Co., Ltd.to announce related materials on acquisition of machinery and equipment

1. Name and nature of the subject matter (e.g. land located at Sublot XX, Lot XX, North District, Taichung City): Machinery and equipment
2. Date of the occurrence of the event: 2016/11/30~2017/03/10
3. Transaction volume (e.g. XX square meters, equivalent to XX p’ing), unit price, total transaction price:
Transaction volume: one batch;
Average unit price: NT$2,265,466,400;
Total transaction price: NT$2,265,466,400
4. Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): ASML Hong Kong Ltd.; Non-related party transaction
5. Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition: Not applicable
6. Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: Not applicable
7. Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained): Not applicable
8. Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important stipulations: Base on purchase order payment term.
9. The manner of deciding on this transaction (such as tender invitation, price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department:
Transaction: price negotiation;
The reference basis for the decision on price: market price;
The decision-making department: the Selection Meeting
10. Name of the professional appraisal institution and its appraisal amount: Not applicable
11. Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA: Not applicable
12. Is the appraisal report price a limited price or specific price? : Not applicable
13. Has an appraisal report not yet been obtained? : Not applicable
14. Reason for an appraisal report not been obtained: Not applicable
15. Broker and broker’s fee: None
16. Concrete purpose or use of the acquisition or disposal: For production
17. Do the directors have any objection to the present transaction? : Not applicable
18. Any other matters that need to be specified: None

Exhibit 99.4

Represent subsidiary United Semiconductor (Xiamen) Co., Ltd.to announce related materials on acquisition of machinery and equipment

1. Name and nature of the subject matter (e.g. land located at Sublot XX, Lot XX, North District, Taichung City): Machinery and equipment
2. Date of the occurrence of the event: 2016/06/22~2017/03/10
3. Transaction volume (e.g. XX square meters, equivalent to XX p’ing), unit price, total transaction price:
Transaction volume: one batch;
Average unit price: NT$622,441,424;
Total transaction price: NT$622,441,424
4. Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): KLA-TENCOR CORPORATION; Non-related party transaction
5. Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition: Not applicable
6. Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: Not applicable
7. Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained): Not applicable
8. Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important stipulations: Base on purchase order payment term.
9. The manner of deciding on this transaction (such as tender invitation, price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department:
Transaction: price negotiation;
The reference basis for the decision on price: market price;
The decision-making department: the Selection Meeting
10. Name of the professional appraisal institution and its appraisal amount: Not applicable
11. Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA: Not applicable
12. Is the appraisal report price a limited price or specific price? : Not applicable
13. Has an appraisal report not yet been obtained? : Not applicable
14. Reason for an appraisal report not been obtained: Not applicable
15. Broker and broker’s fee: None
16. Concrete purpose or use of the acquisition or disposal: For production
17. Do the directors have any objection to the present transaction? : Not applicable
18. Any other matters that need to be specified: None

Exhibit 99.5

To clarify news reported by Economic Daily News on March 11, 2017

1. Date of occurrence of the event: 2017/03/13
2. Company name: UNITED MICROELECTRONICS CORP.
3. Relationship to the Company (please enter “head office” or “subsidiaries”): head office
4. Reciprocal shareholding ratios: N/A
5. Name of the reporting media: Economic Daily News, B3
6. Content of the report: We estimate first quarter revenue to decline less than 4% over the previous quarter, leading to quarterly revenue of more than NT$36.5 billion; therefore, UMC’s March 2017 revenue figure will exceed NT$11.8 billion.
7. Cause of occurrence: The company would like to clarify that this article is purely media speculation. Regarding the company’s financial and operating results, please refer to the public notice on MOPS.
8. Countermeasures: None
9. Any other matters that need to be specified: None

Exhibit 99.6

UMC will attend investor conferences on 2017/03/21

1. Date of the investor conference: 2017/03/21~2017/03/22
2. Time of the investor conference: 09:00 AM
3. Location of the investor conference: Shangri-La’s Far Eastern Plaza Hotel Taipei, Taiwan
4. Brief information disclosed in the investor conference: The Company will attend the “2017 Asia Pacific Telecom, Media & Technology Conference”, held by Bank of America Merrill Lynch.
5. The presentation of the investor conference release: It will be the same as the investor conference on 2017/01/23.
6. Will the presentation be released in the Company’s website: Yes, please refer to the Company’s website at www.umc.com
7. Any other matters that need to be specified: None.

Exhibit 99.7

Supplement to the unsecured straight corporate bond issuance authorized by the Board of Director resolution passed on October 26th, 2016

1. Date of the board of directors resolution: NA
2. Name        nth issue of (secured, unsecured) corporate bonds of        Co.: United Microelectronics Corporation 1st unsecured straight corporate bond issuance in 2017
3. Total amount of the issue: NT$8,300 million; 5-year bond for NT$6,200 million and 7-year bond for NT$2,100 million
4. Face value: NT$1 million each
5. Issue price: At par
6. Issue period: 5 years and 7 years
7. Issue coupon/interest rate: Fixed rate, 1.15% p.a. and 1.43% p.a. for 5-year and 7-year bond respectively
8. Types, names, monetary amounts of security or collateral and stipulations thereupon: N/A
9. Use of the funds raised by the offering and utilization plan: Repay debts
10. Underwriting method: Public offering through underwriters
11. Trustees for the bonds: CTBC Bank Co., Ltd
12. Underwriter or distributing agent institution: MasterLink Securities Corp. as a lead underwriter
13. Guarantor(s) for the issue: None
14. Institution serving as agent for payment of the principal and interest: CTBC Bank Co., Ltd
15. Certifying institution: None
16. Where convertible into shares, the rules for conversion: N/A
17. Conditions of the investors’ put: None
18. Conditions of the issuer’s call: None
19. The record date for share conversion, if conversion, exchange, or subscription rights are attached: N/A
20. Possible dilution of equity, if conversion, exchange, or subscription rights are attached: N/A
21. Any other matters that need to be specified: None

Exhibit 99.8

To announce the approval of 28nm technology transfer to the Company’s subsidiary United
Semiconductor (Xiamen) Co., Ltd.by MOEAIC

1. Date of occurrence of the event: 2017/03/21
2. Company name: UNITED MICROELECTRONICS CORP.
3. Relationship to the Company (please enter “head office” or “subsidiaries”): head office
4. Reciprocal shareholding ratios: N/A
5. Cause of occurrence: none
6. Countermeasures: none
7. Any other matters that need to be specified:
The 28nm technology transfer from UMC to its subsidiary, United Semiconductor (Xiamen) Co., Ltd., has been approved by the Investment Commission of the Ministry of Economic Affairs on March 21, 2017. (Ref. No. Jing-Shen-Er-Zi-10600042680)
The amount to be considered is USD$200 million.
The actual contents will be executed in accord with technology agreement signed by both parties.

Exhibit 99.9

United Microelectronics Corporation
March 8, 2017

This is to report the changes or status of 1) Sales volume, 2) Funds lent to other parties, 3) Endorsements and guarantees, and 4) Financial derivative transactions for the period of February 2017.

1)	Sales volume (NT$ Thousand)

Period	Items	2017	2016	Changes	%
February	Net sales	12,014,861	9,478,048	2,536,813	26.77%
Year-to-Date	Net sales	24,666,761	21,484,905	3,181,856	14.81%

2)	Funds lent to other parties (NT$ Thousand)

		Last Month
	This Month	(actual amount
Balance as of period end	(actual amount provided)	provided)	Limit of lending
UMC	4,039,200	4,128,960	21,657,990
Note : On December 14, 2016, the board of directors resolved to lend funds to USC(Xiamen) for the amount up to US$132 million. The actual amount lent to USC(Xiamen) as of February 28, 2017 was US$0 million.

3)	Endorsements and guarantees (NT$ Thousand)

	This Month	Last Month
Balance as of period end	(actual amount provided)	(actual amount provided)	Limit of lending
UMC (Note1)	1,700,000	1,700,000	43,315,979
UMC (Note2)	9,486,000	—	43,315,979
Note1 : On December 24, 2014, the board of directors resolved to provide endorsement to Nexpower’s syndicated loan from banks including Bank of Taiwan for the amount up to NT$ 1,700 million. Note2 : On February 22, 2017, the board of directors resolved to provide endorsement to USC(Xiamen) ‘s syndicated loan from banks for the amount up to US$310 million.

4)	Financial derivatives transactions :

a Hedging purpose : NT$ thousand
UMC

Financial instruments	Forwards	IRS
Deposit Paid	0	0
Royalty Income (Paid)	0	0
Unwritten-off Trading Contracts	244,800	0
Fair Value	2,588	0
Net Profit from Fair Value	62,899	0
Written-off Trading Contracts	11,257,596	0
Realized profit (loss)	227,405	0

Exhibit 99.10

United Microelectronics Corporation
For the month of February, 2017

This is to report 1) the trading of directors, executive officers and 10% shareholders of United Microelectronics Corporation (“UMC”) (NYSE: UMC); 2) the pledge and clear of pledge of UMC common shares by directors, executive officers and 10% shareholders of UMC;

1)	The trading of directors, executive officers and 10% shareholders

Title	Name	Number of shares as of January 31, 2017	Number of shares as of February 28, 2017	Changes

—	—	—	—	—
—

2)	The pledge and clear of pledge of UMC common shares by directors, executive officers and 10% shareholders:

Title	Name	Number of shares as of January 31, 2017	Number of shares as of February 28, 2017	Changes

—	—	—	—	—
—